Applied DNA Sciences, Inc.
                       9229 W. Sunset Boulevard, Suite 830
                          Los Angeles, California 90069

================================================================================

August 29, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Division of Corporation Finance

                  Albert Lee, Esq.

         Re:      Applied DNA Sciences, Inc.
                  Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-122848
                  Amended Registration Statement filed June 16, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 27, 2005 (the "Comment Letter") relating to Amendment No. 2 to the Registration Statement on Form SB-2 (the "Registration Statement") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 3 to the Company's Registration Statement.

FORM SB-2
---------

General
-------

1. We understand from your counsel you will be obligated to issue penalty shares if this registration statement is not declared effective by a certain date. Please include a discussion which explains in sufficient detail the provisions of the penalty shares in your prospectus. Additionally, please consider adding a risk factor discussing dilutive effects and other material adverse consequence should this occur.

Securities and Exchange Commission
August 29, 2005
Page 2 of 8


     Response
     --------

     Pursuant to the terms of our private placement that closed in January and February 2005, if we did not have a registration statement registering the shares underlying the convertible notes and warrants declared effective on or before July 15, 2005, we are obligated to pay liquidated damages in the amount of 3.5% per month of the face amount of the notes, which equals $257,985, until the registration statement is declared effective. At our option, these liquidated damages can be paid in cash or shares of our common stock. We have revised our disclosure to include a detailed discussion of these liquidated damages and the addition of a risk factor.

2. We note your response to comment 2. Please revise your disclosure to indicate that Rick Langley of RHL Management, Inc. is Richard Langley Jr.

     Response
     --------

     As RHL Management, Inc. no longer owns 5% or more of our shares of common stock outstanding, we have removed all references to RHL Management, Inc., Rick Langley and Richard Langley Jr.

3. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005 to comply with our comments on your Form SB-2.

     Response
     --------

     Prior to requesting acceleration for effective, we will amend our Form 10-KSB for the year ended September 30, 2004 and our Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005 to comply with your comments on our Form SB-2.

Risk Factors
------------

If we Fail to Close on our Acquisition Agreement with Biowell.... page 4
------------------------------------------------------------------------

4. Please revise your risk factor to update the disclosure concerning the status of the acquisition. We note on page 22 all conditions to closing have been met except for approval by the shareholders of Biowell and reorganization of the board. Please discuss whether Biowell shareholders have voted on the transaction, if not, when will such vote be taken.

     Response
     --------

     We have removed this risk factor since we have closed on the Biowell transaction.

Securities and Exchange Commission
August 29, 2005
Page 3 of 8

Item 26. Recent Sales of Unregistered Securities, page II-2
-----------------------------------------------------------

5. Please indicate if any underwriters were employed in connection with any of the transactions set forth in Item 15.

     Response
     --------

     We have revised our disclosure at the end of Item 26 to state that, "except as disclosed above, we have not employed any underwriters in connection with any of the above transactions."

6. Please revise to identify the investors or classes of investors in the unregistered offerings you describe. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

     Response
     --------

     We have revised our disclosure to indicate that all offerings we describe were all to accredited investors.

7. Please revise your disclosure to indicate the exemption you relied on for the privately placed securities from September 2002 to December 2003. Also, please include the number of individuals who purchased in each of the transactions described.

     Response
     --------

     We have revised our disclosure to indicate the number of individuals who purchased in our transactions as well as the exemption we relied upon for the private placement of our securities.

Consolidated Financial Statements
---------------------------------

Statements of Losses, page F-3
------------------------------

8. We acknowledge your response to comments 17 and 18 per our letter dated May 23, 2005. We continue to believe that, according to paragraphs 11 (c) and 13 of SFAS No. 2, the license fee paid to Biowell Technologies represents a research and development cost. Given the importance of the Biowell Technologies license to your future plan of operations, which clearly involves research and development activities, amounts paid to Biowell pursuant to that license agreement should be disclosed separately on your statements of operations. Please revise your statements of operations for all affected periods accordingly.

Securities and Exchange Commission
August 29, 2005
Page 4 of 8

     Response
     --------

     In 2002, we entered into a license agreement with Biowell Technology, Inc. that provided for the marketing and distribution of Biowell's proprietary DNA technology. The license allowed us to market the products and we did not undertake any research and development activities as defined under paragraphs 8 (a) and (b) of SFAS No 2. Due to our limited financial resources, we did not undertake any research and development activities as described in paragraph 9 of SFAS No 2.

     We believe that classifying the fee paid to Biowell other than a license fee would be misleading to the reader of the financial statements.

     We anticipate expending material amounts on research and development activities and agree to separately classify and disclose research and development expenses in future filings.

     We believes our policy regarding accounting for and disclosing research and development costs is reasonable and complies with current accounting principles generally accepted in the US.

Notes to Consolidated Financial Statements
------------------------------------------

Note D- Capital Stock, page F-21
--------------------------------

9. We acknowledge your response to comment 19 per our letter dated May 23, 2005; however, it is not clear that you addressed our comment. Please revise your disclosure in the notes to your financial statements to clarify the following for each issuance of common stock to non-employees in exchange for services: the period in which the employee rendered the services; the period in which you issued the common stock and recorded the related financial statement expense; and your basis for recording each amount in the applicable period. Please provide to us additional information to clarify the difference between the issuance date of the stock and the valuation date, as applicable. Please note that if the stock is not issued in the same period as when the services are rendered, the services should be recorded in the period the services are rendered in accordance with paragraph 8 of SFAS 123 and EITF 96-18. When the stock is issued, the stock should be recorded as issued at that time at the fair value on the date issued. Please revise your financial statements accordingly or tell us why you believe your financial statements comply with GAAP.

Securities and Exchange Commission
August 29, 2005
Page 5 of 8


     Response
     ---------

     Our policy is to account for the issuance of our shares to non-employees in accordance with paragraph 8 of SFAS 123 and EITF 96-18. We have entered into over 433 equity issuances transactions from our inception through March 31, 2005. With the limited exception of six (6) equity transactions since our period of inception when our common stock did not have a market, our accounting policy is to record the financial statements expense associated with equity compensation to consultants based upon the market value of the shares issued at the date the shares are issued. The market value is based upon the closing price of our common stock on the date of issuance.

     Accordingly,   we  believe  our  policy  of  accounting  for   equity-based
     compensation   transactions   is  reasonable   and  complies  with  current
     accounting principles generally accepted in the US.

10. We acknowledge your response to comment 20 per our letter dated May 23, 2005. Please provide us with the basis for using different fair values of your common stock for the same period for the numerous issuances during the periods presented. For example, the 586,250 shares had a fair value of $0.13 per share in October 2002; the 9,000 shares had a fair value of $0.065 per share in October 2002; and the 10,140,000 shares had a fair value of $0.0001 per share in September 2002.

     Response
     --------

     Our policy is to account for and disclose the value of equity instruments issued for products and services to non-employees in accordance with SFAS 123 and EITF 96-18.

     From our inception, we have recorded in excess of 433 equity transactions.

     Prior to our merger and recapitalization on October 21, 2002, we were a newly formed non-operating entity with no assets and no operations. We were privately held by two individuals and had a negative net worth. Our two founders were to receive an aggregate of 10,140,000 shares of our common stock in connection with the merger agreement. The Founders' shares were to be valued at par, which approximated the fair value of the private company at the time of the merger.

     Due to our minimal activity, lack of corporate structure and resources, we did not issue the shares to the Founders until the March 2003. We believe this was a ministerial act and while the cost of the shares equal to $1,104 should have been recorded during the period ended December 31, 2002, the amount is deemed immaterial to the financial statements taken as a whole.

Securities and Exchange Commission
August 29, 2005
Page 6 of 8


     Separately, we agreed to compensate certain consultants in connection with our establishment and our merger with Pro-Health in October 2002, including establishing our offices and developing marketing plans.

     We compensated the consultants for the services in exchange for the following shares of our common stock.

             Period                 Number of shares          Price per share
           October 2002                  602,000                  $.065
           January 2003                  586,250                    .13
           February 2003                   9,000                   .065
           March 2003                      6,000                   .065
           April 2003                    860,000                   .065
           May 2003                        9,000                   .065
           June 2003                     270,000                   .065

     Our management measured the fair value the common stock issued to the Consultants based the value of our common stock at the time the services were rendered in October 2002. We did not have a historical market price for our common stock, and therefore the shares' fair value at the time of substantive performance was based on our approximate book value of $.065 per share. Upon further review, the shares issued in January 2003 should have been valued at $.065 per share, instead of $.13 per share.

     Due to the limitations in our financial and management resources at the time, we did not adequately account for and accrue the equity compensation to the consultants in October 2002, thereby understating expenses and liabilities as of December 31, 2002. We accounted for and charged to operations the compensation costs in the period the shares were issued during the periods ended March 31, 2003 and June 30, 2003.

     Since any adjustments and restatements would have no impact on our year to date results from operations, and that the adjustments are in excess of 2 years old, we propose to waive any restatement adjustment to the December 31, 2002, March 31, 2003 and June 30, 2003 financial statements.

11. We note that you have issued capital stock below par value and that you have recorded negative additional paid-in capital. Please tell us why this is appropriate.

     Response
     --------

     When we issue common stock above our par value, a premium is recorded and increases additional paid in capital. Conversely, when we issue common stock below our par value, a discount is recorded and decreases additional paid in capital.(1)

Securities and Exchange Commission
August 29, 2005
Page 7 of 8

     Accordingly, we believe the accounting for issuance of our common stock below our par value is reasonable, appropriate and complies with current accounting principles generally accepted in the US.

Unaudited Condensed Consolidated Financial Statements
------------------------------------------------------

Unaudited Condensed Consolidated Statements of Cash Flows, page F-81
--------------------------------------------------------------------

12. Please revise your unaudited condensed consolidated statements of cash flows to present line items comparable to those presented in your Form SB-2/A filed with the Commission on April 29, 2005. We believe Instruction 2(1)(iv) to Item 310(b) of Regulation S-B prescribes that you present detail sufficient to allow investors to compare your interim financial statements with your audited annual financial statements. This seems particularly important information for investors in assessing your liquidity, given your going concern status.

     Response
     --------

     We have reviewed Instruction 2(1)(i) through (iii) to Item 310(b) of Regulation S-B, which requires, in condensed format, an interim unaudited balance sheet, income statement, and statement of cash flows.

     Instruction 2(1)(iv) states "additional line items may be presented to facilitate the usefulness of the interim financial statements including their comparability with annual financial statements". Accordingly, Instruction 2(1)(iv) suggests, but does not require, the additional information.

     Since we have been dependent upon the issuance of equity instruments in connection with our operations from our inception, we have voluntarily provided investors detailed statements of deficiency in stockholders' equity from our inception in order for the investors to assess the impact of the registration of the shares in this offering. In addition, investors have been advised of our lack of liquidity and our going concern status throughout the registration statement.

     We agree to provide additional detail in connection with the presentation of our cash flow statements in future filings.

     Accordingly, we do not believe we are required to revise our March 31, 2005 10-QSB.

Securities and Exchange Commission
August 29, 2005
Page 8 of 8


Notes to Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------

Note E- Subsequent Event, page F-95
-----------------------------------

13. Please tell us what consideration has been given to including financial statements and pro forma information with respect to the pending Biowell acquisition. It appears that the transaction may be accounted for as a reverse acquisition.

     Response
     --------

     We acquired from Biowell, certain proprietary technology, in exchange for approximately 36,000,000 shares of our restricted common stock. In addition to the stock consideration, the sellers have the right to appoint up to three (3) members (out of an aggregate of seven) to our Board of Directors.

     On a fully diluted basis, the Biowell shareholders own approximately 34.4 % of our fully and diluted common shares outstanding.

     While certain Biowell shareholders hold positions with us, they do not dominate our senior management.

     We have reviewed the provisions of SFAS 141, paragraph 17 and have concluded the Biowell transaction will not be accounted for as a reverse acquisition by Biowell or us.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                  Very truly yours,

                                                  /s/ PETER BROCKLESBY
                                                  --------------------
                                                  Peter Brocklesby
                                                  President




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